For Immediate Release

Contact for Media:	Vincent Power
Sears Canada, Corporate Communications
416-941-4422
vpower@sears.ca

Sears Canada Provides Update on SHS Services Management Inc. Proceedings

TORONTO – March 21, 2014 – In light of recent reports concerning the status of customers who entered into arrangements with SHS Services Management Inc. (SHS), an Installation Services Org. (ISO) company that was an independent third party provider of home installed products and services licensed under the Sears Home Services banner, Sears Canada is providing an update on proceedings as it relates to customers. On December 13, 2013, PricewaterhouseCoopers Inc. (the “Receiver”) was appointed as Receiver pursuant to the Bankruptcy and Insolvency Act, with the mandate to liquidate assets in order to repay outstanding creditors. Since that time, the Receiver has been discharging its duties under the supervision of the Court.

Sears apologizes to customers for the inconvenience they may have experienced as a result of the decision of SHS to cease operations and seek the appointment of the Receiver. Sears has operated in Canada for over 60 years by pledging customer satisfaction and is committed to continue seeing the resolution of every SHS transaction so that customers receive the work for which they contracted or are refunded for services not rendered.  This has already happened in the majority of cases and Sears is working diligently to see that services are completed or refunds provided to the remaining customers.

In a report to the Court, the Receiver stated that the amount owed to customers who had made deposits but did not receive services from SHS was $1,807,702. The vast majority of these customer deposits were made by credit cards. Customers who paid using their Sears Financial credit card were either not charged or have subsequently been credited for the purchase. Customers who paid using third party credit cards have been able to obtain a refund for services not rendered. For those customers who weren't able to obtain such refunds and for the remaining customers who paid by cash or other means, Sears will ensure that they receive the work for which they contracted or repayment. All customers who made deposits with SHS will receive services or be repaid. Inquiries from customers can be made with Sears toll-free at 1-866-506-7779.

Sears will ensure that all Sears Home Services warranties are honoured, regardless of whether Sears or SHS provided the installation. Warranty inquiries can be made with Sears at 1-800-4-MY-HOME.

Creditors and Liens
In a report to the Court, the Receiver stated the amount owed to creditors by SHS as $8,936,036. As part of the Receivership, the Receiver is liquidating SHS assets in order to distribute proceeds to creditors in accordance with the Court-supervised process.

Sears understands that there are some reported instances in which creditors who were not paid by SHS have resorted to putting liens on the properties of customers who contracted for their services through SHS. Under Court supervision, the Receiver has now begun a process for lien holders to file their claims with the Receiver. This may lead to a process in the Receivership whereby lien holders will be paid and their liens removed from customers’ homes. Until these liens are lifted, for customers who are selling their home and are impeded from doing so or are otherwise affected by the presence of a lien related to SHS, Sears will work with them to remove this barrier.

Personal Information
There have been reports of individuals misrepresenting themselves as SHS or the Receiver and contacting customers to offer refunds. Sears encourages customers to exercise caution when giving their personal information and credit card details over the phone. Neither Sears nor the Receiver is calling customers asking for credit card or other personal information. Individuals who receive such calls are asked to email the Receiver at shs.questions@ca.pwc.com with details of such calls. Individuals who have been defrauded should contact the authorities, their bank and the local police to report the incident.

Sears Canada is a multi-channel retailer with a network that includes 176 corporate stores, 234 Hometown stores, over 1,400 catalogue and online merchandise pick-up locations, 97 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.